UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-54C
NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO
SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940
FILED PURSUANT TO SECTION 54(c) OF THE INVESTMENT COMPANY ACT OF 1940
The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to Sections 55 through 65 of the Investment Company Act of 1940, as amended (the “Act”), pursuant to the provisions of Section 54(c) of the Act, and in connection with such notice of withdrawal of election submits the following information:
Name: Integrity Capital Income Fund, Inc.
Address of Principal Business Office: 13540 Meadowgrass Drive, Suite 100, Colorado Springs, Colorado 80921
Telephone Number (including area code): (719) 955-4801
File Number under the Securities Exchange Act of 1934, as amended: 000-55277
The undersigned business development company states the following bases for filing the notification of withdrawal:
The Company has changed the nature of its business so as to cease to be a business development company and intends to elect to be taxed as a real estate investment trust (“REIT”), provided that it has qualifying assets and income to permit such an election, for its fiscal year ending December 31, 2017.  As a REIT, the Company's portfolio will continue to consist of a diverse pool of real estate-related investments including senior secured, second lien and mezzanine loans that are collateralized by real estate and other real estate-related investments.  The change was authorized by the vote of a majority of its outstanding voting securities at the Company’s annual meeting held on April 25, 2017.  Of the 2,463,777.65 shares eligible to vote on the proposal at the annual meeting, 2,428,571.25 shares were voted in favor of authorizing the Company to deregister as a business development company and 35,206.40 were voted in opposition to authorizing the Company to deregister as a business development company.

SIGNATURE
Pursuant to the requirements of the Act, the undersigned company has caused this notification of withdrawal of election to be subject to Sections 55 through 65 of the Act to be duly signed on its behalf in the city of Colorado Springs and the state of Colorado on the 14th day of November, 2017.
INTEGRITY CAPITAL INCOME FUND, INC. By: /s/ Eric Davis Name: Eric Davis Title: President, Chief Investment Officer and Chief Compliance Officer
Attest: /s/ Wendy Fisher
Name: Wendy Fisher
Title: Chief Operating Officer